SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of November, 2005
MAKITA CORPORATION

(Translation of registrant’s name into English)
3-11-8, Sumiyoshi-cho, Anjo City, Aichi Prefecture, Japan

(Address of principal executive offices)
[ Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: ]
Form 20-F ☑ Form 40-F ☐
[ Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. ]
Yes ☐ No ☑

SIGNATURES
A MESSAGE FROM THE PRESIDENT
CONDENSED CONSOLIDATED BALANCE SHEETS
CONDENSED CONSOLIDATED STATEMENTS OF INCOME
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
CONSOLIDATED NET SALES BY GEOGRAPHIC AREA
OPERATING INCOME TO NET SALES RATIO
PRODUCTION BY COUNTRY
CONDITION OF SHAREHOLDERS AND SHARES
CORPORATE DATA
INFORMATION ON SHARES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAKITA CORPORATION
(Registrant)
By:	/s/	Masahiko Goto

(Signature)
Masahiko Goto President

Date: November 25, 2005

Makita Corporation

The 94th Semiannual Report
for the six months
ended September 30, 2005
(U.S. GAAP Financial Information)

(English translation of “CHUKAN HOUKOKUSHO”

semiannual report originally issued in Japanese language

for the benefit and information of shareholders

of the Company’s common stock)

A MESSAGE FROM THE PRESIDENT

We are pleased to present the results for Makita’s 94th interim period, ended September 30, 2005.

■	The First Time for Sales to Exceed 100 Billion Yen for an Interim Period

     Regarding consolidated results for the interim period under review, net sales rose 9.5% over the same period of the previous fiscal year, to 106,649 million yen, the first time for sales to exceed 100 billion yen for an interim period. Sales in Japan rose 5.3%, to 20,029 million yen, as a result of the robust performance of newly introduced rechargeable power tools. Overseas sales expanded 10.5%, to 86,620 million yen, led by expansion in sales in European markets. As a result, overseas sales accounted for 81.2% of net sales for the period.

     Examining overseas sales by individual region, sales in Europe were up 14.8%, to 41,802 million yen, while sales in North America expanded 4.8%, to 20,648 million yen. Sales in Asia declined 9.1%, to 8,472 million yen, and sales in other regions increased 21.0%, to 15,698 million yen.

     Regarding earnings, the cost to sales ratio improved owing to the impact of a stronger euro. As a special factor, the resolution of the golf course rehabilitation issue was followed by a gain from the sale of this business amounting to 8.5 billion yen. Accordingly, operating income climbed 33.1%, to 25,897 million yen, and income before income taxes increased 31.0%, to 26,504 million yen. Regarding income taxes, the Company recorded an impairment loss on its golf course assets during the fiscal year ended March 31, 2004, and did not recognize any related deferred tax assets. However, accompanying the completion of civil rehabilitation proceedings, the Company recorded the deferred tax assets for the interim period under review. As a consequence, net income for the interim period was nearly double the amount for the interim term of the previous fiscal year and amounted to 25,807 million yen.

     In addition, the Company received permission from the Nagoya District Court on April 11, 2005, to withdraw from its golf course operations, which had been under civil rehabilitation proceedings since September 2004. Accordingly, based on rehabilitation plans confirmed on May 7, 2005, rehabilitation obligations were settled and management rights to the golf course were transferred to Tokyo Tatemono Co., Ltd., as of May 31, 2005.

■	An Agreement to Acquire the Automatic Nailer Business of Kanematsu-NNK Corp.

     As a comprehensive manufacturer of tools for professional use, Makita signed an agreement on September 30, 2005, to acquire the automatic nailer business of Kanematsu-NNK Corp. for a total of 1.6 billion yen as of January 1, 2006, to strengthen its position in the air-pressure power tool business. In acquiring this business, Makita will have no obligations for liabilities related to the issue of Kanematsu-NNK’s falsification of certificates.

■	Issues to Be Addressed

     Regarding the outlook for performance, there are still uncertainties in the operating environment, including the sharp rise in the price of crude oil and concerns about the future course of the U.S. economy.

     In the future, the Company intends to further strengthen its subsidiaries in all overseas markets and will work to expand production overseas, in China and other countries, to substantially enhance its cost competitiveness. Also, by increasing its capabilities for developing new products that satisfy professional users and maintaining its brand image, Makita is striving to be what it refers to as a “Strong Company”, or, in other words, a company that can earn and maintain worldwide market leadership in markets for professional-use power tools. In this way, Makita is striving to be such a “Strong Company” and achieve improved performance.

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language

■	The Interim Dividends of 19 Yen Per Share

     Makita’s basic policy on the distribution of profits is to maintain a dividend payout ratio of 30% or greater, with a lower limit on annual cash dividends of 18 yen per share. However, in the event special circumstances arise, computation of the amount of dividends will be based on consolidated net income after certain adjustments. For the interim period under review, Makita will pay a dividend of 19 yen per share, as announced in April 2005.

     Based on its dividend policy, Makita’s Board of Directors will decide on proposals for the dividend for the end of the fiscal year at their meeting to approve the financial statements after they are finalized near the end of April 2006. Their proposals will be presented for discussion and final approval at the Annual General Meeting of Shareholders.

     We look forward to the continuing support and cooperation of our shareholders.

November 2005

Masahiko Goto President and Representative Director

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language

CONDENSED CONSOLIDATED BALANCE SHEETS

	Yen (millions)
	As of	As of
	March 31, 2005	September 30, 2005
ASSETS
CURRENT ASSETS:
Cash, cash equivalents and time deposits	33,251	30,603
Marketable securities	57,938	53,848
Trade receivables	39,506	40,473
Inventories	66,003	73,395
Prepaid expenses and other current assets	11,194	14,015

Total current assets	207,892	212,334

PROPERTY, PLANT AND EQUIPMENT, at cost	52,824	55,042
INVESTMENTS AND OTHER ASSETS	29,188	31,602

	289,904	298,978

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES:
Short-term borrowings	9,060	3,962
Trade notes and accounts payable	10,574	11,827
Club members’ deposits	12,836	-
Other current liabilities	25,756	26,347

Total current liabilities	58,226	42,136

LONG-TERM LIABILITIES	10,639	9,854

	68,865	51,990

MINORITY INTERESTS	1,399	1,409

SHAREHOLDERS’ EQUITY:
Common stock	23,805	23,805
Additional paid-in capital	45,430	45,434
Legal reserve and retained earnings	163,171	183,802
Accumulated other comprehensive loss	(9,249)	(3,824)
Treasury stock, at cost	(3,517)	(3,638)

	219,640	245,579

	289,904	298,978

Notes
1.	Consolidated financial information has been prepared in accordance with accounting principles generally accepted in the United States.
2.	Consolidated subsidiaries: 44 subsidiaries for the year ended March 31, 2005 45 subsidiaries for the six months ended September 30, 2005
3.	Amounts of less than 1 million yen have been rounded.

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF INCOME

	Yen (millions)
	For the six months	For the six months
	ended September 30,	ended September 30,
	2004	2005
NET SALES	97,430	106,649
Cost of sales	56,375	61,554

GROSS PROFIT	41,055	45,095
Selling, general, administrative and other expenses	21,591	19,198

OPERATING INCOME	19,464	25,897

OTHER INCOME (EXPENSES):
Interest and dividend income	535	548
Interest expense	(293)	(233)
Exchange gains (losses) on foreign currency transactions, net	(81)	4
Realized gains on securities, net	223	360
Other, net	390	(72)

Total	774	607

INCOME BEFORE INCOME TAXES	20,238	26,504

PROVISION FOR INCOME TAXES:
Current	5,175	6,419
Deferred	2,110	(5,722)

Total	7,285	697

NET INCOME	12,953	25,807

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

	Yen (millions)
	For the six months	For the six months
	ended September 30,	ended September 30,
	2004	2005
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	12,953	25,807
Adjustments to reconcile net income to net cash provided by operating activities-
Depreciation and amortization	2,664	2,658
Deferred income taxes	2,110	(5,722)
Realized gains on securities	(223)	(360)
Gain on disposals or sales of property, plant and equipment	(0)	(8,598)
Changes in assets and liabilities-
Trade receivables	55	14
Inventories	(5,795)	(5,581)
Payables and accrued expenses	1,138	1,192
Income taxes payable	(711)	220
Benefit obligation	(4,708)	(270)
Other, net	1,607	(11)

Net cash provided by operating activities	9,090	9,349

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(2,071)	(4,856)
Purchases of available for sale securities	(12,413)	(13,297)
Purchases of held to maturity securities	(803)	(1,799)
Proceeds from sales of available for sale securities	10,062	21,742
Proceeds from sales of property, plant and equipment	20	800
Decrease (increase) in time deposits	(1,273)	3,959
Decrease (increase) in other assets, net	41	(373)

Net cash provided by (used in) investing activities	(6,437)	6,176

CASH FLOWS FROM FINANCING ACTIVITIES:
Increase (decrease) in short-term borrowings	69	(2,837)
Repayment of club members’ deposits	(344)	(6,375)
Purchases and sales of common stock	(65)	(117)
Cash dividends paid	(1,871)	(5,176)
Other, net	-	(35)

Net cash used in financing activities	(2,211)	(14,540)

EFFECT OF EXCHANGE RATE CHANGES ON CASH AND CASH EQUIVALENTS	510	(76)

NET CHANGE IN CASH AND CASH EQUIVALENTS	952	909
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	24,576	25,384

CASH AND CASH EQUIVALENTS, END OF PERIOD	25,528	26,293

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language

CONSOLIDATED NET SALES BY GEOGRAPHIC AREA

	Yen (billions)
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2003	2004	30, 2004	2005	30, 2005
Japan	19.2	19.9	19.0	20.4	20.0
North America	22.1	19.8	19.7	18.8	20.6
Europe	32.1	34.3	36.4	38.8	41.8
Asia	7.3	6.9	9.3	7.0	8.5
Other regions	11.1	11.5	13.0	12.3	15.7

Total	91.8	92.4	97.4	97.3	106.6

Note:	The table above sets forth Makita’s consolidated net sales by geographic area based on customer location for the periods presented.

OPERATING INCOME TO NET SALES RATIO

	%
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2003	2004	30, 2004	2005	30, 2005
Consolidated	10.1	5.9	20.0	12.3	24.3
Non-consolidated	8.1	10.4	13.5	12.4	12.9

PRODUCTION BY COUNTRY

	Million units
	For the six months ended
	September	March 31,	September	March 31,	September
	30, 2003	2004	30, 2004	2005	30, 2005
Japan	1.80	1.72	2.22	1.63	2.03
U.S.A.	0.55	0.60	0.66	0.51	0.54
U.K.	0.51	0.64	0.61	0.68	0.71
China	1.94	2.36	3.13	3.26	3.28
Other	0.40	0.38	0.42	0.45	0.48

Total	5.20	5.70	7.04	6.53	7.04

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language

CONDITION OF SHAREHOLDERS AND SHARES

(As of September 30, 2005)

Total number of shares outstanding	148,008,760 shares (including 4,283,509 shares of treasury stock)

Number of shareholders	10,275

10 largest shareholders

Name of shareholder	Number of shares held (thousand)	Shareholding ratio (%)
Hero & Co.	9,091	6.14
The Chase Manhattan Bank, N.A. London	8,636	5.83
Japan Trustee Services Bank, Ltd. (Trust account)	5,756	3.89
Northern Trust Company (AVFC) Sub-account American Client	5,601	3.78
The Master Trust Bank of Japan, Ltd. (Trust account)	5,252	3.55
The UFJ Bank, Limited	4,370	2.95
The Bank of New York, Treaty Jasdec Account	3,976	2.69
Makita Cooperation Companies’ Investment Association	3,873	2.62
Nippon Life Insurance Company	3,712	2.51
Maruwa Co., Ltd.	3,309	2.24

Total	53,579	36.20

Notes:
1.	Hero & Co. is the nominal holder of the shares of The Bank of New York, the trustee bank for the Company’s American Depositary Shares.
2.	In addition to the above, the Company owns 4,283 thousand shares of treasury stock.

Distribution of share-ownership

Class of shareholder	Number of shares held (thousand)	Shareholding ratio (%)
Foreign investors	53,081	35.9
Financial institutions and securities firms	44,302	29.9
Japanese individuals and other	28,040	18.9
Other Japanese business corporations	18,300	12.4
Treasury stock	4,283	2.9

Price per share and volume of shares traded on The Tokyo Stock Exchange

	2004			2005
	Oct.	Nov.	Dec.	Jan.	Feb.	Mar.	Apr.	May	June	July	Aug.	Sep.
High (yen)	1,557	1,668	1,874	1,889	2,010	2,115	2,010	2,200	2,355	2,540	2,405	2,375
Low (yen)	1,379	1,463	1,550	1,705	1,815	1,889	1,755	1,926	2,075	2,150	2,190	2,150
Volume (thousand shares)	9,008	11,060	10,370	9,369	10,300	8,718	9,075	10,331	9,222	8,227	7,256	10,669

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language

CORPORATE DATA

(As of September 30, 2005)

Makita Corporation

3-11-8, Sumiyoshi-cho, Anjo, Aichi 446-8502, Japan
Phone: (0566) 98-1711
Website: http://www.makita.co.jp/

Date of founding	March 21, 1915

Date of incorporation	December 10, 1938

Paid-in Capital	24,206 million yen (non-consolidated)

Description of business	Production and sales of electric power tools, stationary woodworking machines, air tools, garden tools and household tools

Number of consolidated subsidiaries	45 (Domestic 3, Overseas 42)

Plants	Two in Japan, seven outside of Japan (two in China, and one each in the United States, Canada, Brazil, the United Kingdom, and Germany)

Employees	8,557 (consolidated) 2,880 (non-consolidated)

Board of Directors
President and Representative Director	Masahiko Goto

Managing Director	Masami Tsuruta	(General Manager of Domestic Sales Marketing Headquarters)

Directors	Yasuhiko Kanzaki	(General Manager of International Sales Headquarters: Europe Area)

	Kenichiro Nakai	(General Manager of Administration Headquarters)

	Tadayoshi Torii	(General Manager of Production Headquarters)

	Tomoyasu Kato	(General Manager of Development and Engineering Headquarters)

	Kazuya Nakamura	(General Manager of International Sales Headquarters: Asia and Oceania Area)

	Masahiro Yamaguchi	(General Manager of Purchasing Headquarters)

	Shiro Hori	(General Manager of International Sales Headquarters: America Area and International Administration)

	Tadashi Asanuma	(Assistant General Manager of Domestic Sales Marketing Headquarters)

	Hisayoshi Niwa	(General Manager of Quality Headquarters)

	Zenji Mashiko	(Assistant General Manager of Domestic Sales Marketing Headquarters)

Outside Director	Motohiko Yokoyama	(President and Representative Director of Toyoda Machine Works, Ltd.)

Board of Statutory Auditors
Standing Statutory Auditor	Akio Kondo
Hiromichi Murase
Statutory Auditor	Keiichi Usui	(Outside Auditor)
	Shoichi Hase	(Outside Auditor, Patent Attorney)

Independent Registered Public Accounting Firm
KPMG AZSA & Co. (a member firm of KPMG International, a Swiss cooperative that provides no professional services to clients)

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language

INFORMATION ON SHARES

Fiscal period	March 31 of each year

Annual general shareholders meeting of shareholders	June of each year

Number of shares constituting one unit	100 shares

The share trading unit was reduced from 1,000 shares to 100 shares as of October 3, 2005.

Record dates	1) AGM and cash dividend for the second half March 31 of each year

2) Cash dividend for the interim period September 30 of each year

Transfer agent of common stock	The Chuo Mitsui Trust & Banking Company, Limited 3-33-1, Shiba, Minato-ku, Tokyo 105-8574, Japan

Its handling office	The Chuo Mitsui Trust and Banking Company, Limited Nagoya Branch Office 15-33, Sakae 3-chome, Naka-ku, Nagoya, Aichi 460-8685, Japan

Its liaison offices	Head office and nationwide branch offices of The Chuo Mitsui Trust and Banking Company, Limited
Head office and nationwide branch offices of Japan Securities Agents, Ltd.

Means of public notice	Website: http://www.makita.co.jp/ir/index1.htm

Common stock listings	Domestic Tokyo and Nagoya stock exchanges
Overseas American Depositary Receipts: NASDAQ System

English Translation of “CHUKAN HOUKOKUSHO” originally issued in Japanese language